Exhibit 1.2

KongZhong Corporation Invests in eFriendsNet

Beijing, China, December 28, 2004 — KongZhong Corporation (Nasdaq : KONG), a leading provider of advanced second generation (2.5G) wireless value-added services in China, today announced that it has entered into a definitive agreement to invest $0.5 million in eFriendsNet Entertainment Corp. (“EFN”), a leading social networking community in China. EFN is a privately-held company based in Beijing.

With approximately 1 million registered users as of December 2004, EFN is one of the fastest growing social networking companies in China. According to EFN, the company’s portal, www.yeeyoo.com, has over 2 million daily page views and is ranked No. 548 for the week ending December 28, 2004, by Alexa Global Website Ranking in terms of traffic.

EFN offers its users a fun and user-friendly way to organize their personal relationships. Users can stay in touch with friends and meet new acquaintances that share their interests via EFN’s portal. Some of the most popular features that are provided under EFN’s social network include a dating service, event management, personalized homepages, and blogging. In contrast to other companies that offer similar social networking services, EFN has extended its social network through wireless platforms, allowing its users to maintain contact through fee-paying WAP, IVR, and SMS services.

This strategic investment in EFN will add a social networking feature to KongZhong’s existing wireless communities and allow KongZhong and EFN to cross promote their services to their existing user bases.

About the Company:
KongZhong Corporation is a leading provider of advanced second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator’s portal or web site.

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding our new products and services. These statements involve risks and uncertainties and our actual results may differ materially from those expressed or implied in the statements in this press release. Potential risks and uncertainties include, but are not limited to, any uncertainties associated with the challenges in and timing of the implementation of our products and services using eFriendsNet’s social networking technology and the level of consumer demand for these products and services; the state of our relationship with eFriendsNet Entertainment Corp. and our ability to carry out cross promotions with eFriendsNet Entertainment Corp.; continued competitive pressures in China’s wireless interactive services market; unpredictable changes in technology and consumer demand in this

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market; the state of our relationship with China’s mobile operators; our dependence on the substance and timing or the billing systems of mobile operators for our performance; and changes in our operating environment, the character and effects of which are difficult to predict. For additional discussion of these risks and uncertainties and other factors that may impact the reliability of the forward-looking statements in this press release, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:
Richard Wei
Chief Financial Officer
Tel.: +86 10 8857 6000
Fax: +86 10 8857 5891
E-mail : ir@kongzhong.com
Skype ID: richard.wei

Media Contact:
Xiaohu Wang
Tel: +86 10 8857 6000
E-mail: xiaohu@kongzhong.com

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